Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
Stillwater Mining Company
We consent to incorporation by reference in the registration statement (No. 333-129953) on Form S-8 of Stillwater Mining Company of our report dated June 26, 2008, with respect to the statements of net assets available for benefits of the Stillwater Mining Company Bargaining Unit 401(k) Plan as of December 31, 2007 and 2006, the related statement of changes in net assets available for benefits for the year ended December 31, 2007, and the supplemental schedules of Delinquent Participant Contributions for the year ended December 31, 2007 and Assets (Held at End of Year) as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of the Stillwater Mining Company Bargaining Unit 401(k) Plan.
/s/ Tanner LC
Salt Lake City, Utah
June 26, 2008